Giovanni Caruso
Partner

345 Park Avenue	Direct	212.407.4866
New York, NY 10154	Main	212.407.4000
	Fax	212.937.3943
	gcaruso@loeb.com

Via Edgar

December 5, 2024

Ronald (Ron) E. Alper

David Link

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mountain Lake Acquisition Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 25, 2024

File No. 333-281410

Dear Mr. Ronald and Mr. Link:

On behalf of our client, Mountain Lake Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated December 5, 2024 (the “Staff’s Letter”) regarding the Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Los Angeles     New York     Chicago     Nashville     Washington, DC     Beijing     Hong Kong     www.loeb.com

A limited liability partnership including professional corporations

December 5, 2024 Page 2

Amendment No. 3 to Form S-1 filed November 25, 2024

Exhibits

1.	We note that the risk factor on page 71 discloses that the rights agreement includes a provision that it will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal district courts are the sole and exclusive forum. However, we do not see that provision in Exhibit 4.4. Please revise or advise.

Response: The Company has revised the Exhibit 4.4, Form of the Rights Agreement, to include such a provision.

December 5, 2024 Page 3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner